UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

CENTRAL PUERTO ANNOUNCES FOURTH QUARTER RESULTS RELEASE DATE AND CONFERENCE CALL DATE FOR 4Q & YEAR 2025 RESULTS

Buenos Aires – February 10, 2026 – Central Puerto S.A. ("Central Puerto" or the "Company") (BYMA: CEPU; NYSE: CEPU), Argentina's largest private power generation company, will release its fourth quarter 2025 results on Thursday, March 5, 2026. The Company's executive team will present the Company's 4Q and year 2025 results on a conference call on Friday, March 6 at 10:00 A.M. ET (12:00 P.M. BAT).

To register and access the conference, please click on the following link: Register

The link for the conference call will be also available on Central Puerto’s website. Please save extra time before the call to visit the website and download any software that may be needed to listen to the webcast. The call will be available for replay on the Central Puerto website in the "Investors" section.

Contact:

Inversores@centralpuerto.com

Phone: +54 11 4317-5000

Av. Tomás Alba Edison 2701

Dock E – Port of Buenos Aires

(C1104BAB) City of Buenos Aires

Argentina

Legal Notice

Any statements contained herein or links relating to Central Puerto, which source is not historical or current information, should be considered to be forward-looking statements. These forward-looking statements may contain the Company's current expectations or forecasts about future events. Forward-looking statements about Central Puerto involve known or unknown risks, uncertainties and other factors that could cause Central Puerto's actual results or performance to differ materially from those anticipated in the statements. Some of these risks and uncertainties are described in the "Risk Factors" and "Forward-Looking Statements" and other applicable sections of Central Puerto's latest annual report available on the website of the Argentine Securities and Exchange Commission, on our website and on Form 20-F filed with the Securities and Exchange Commission of the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: February 10, 2026	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact